EXHIBIT 12

RAYONIER, INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited, thousands of dollars)

	For the Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$312,541	$148,583	$173,559	$171,134	$202,477
Income tax expense (benefit)	46,336	29,436	23,350	19,085	(20,139)

Pre-tax income from continuing operations	358,877	178,019	196,909	190,219	182,338

Add:
Interest expensed and capitalized	52,495	50,729	57,480	49,925	46,961
Interest factor attributable to rentals	354	761	496	636	722

Fixed charges	52,849	51,490	57,976	50,561	47,683

Amortization of capitalized interest	41	45	1,871	2,004	1,876
Subtract:
Capitalized interest	54	—	32	1,020	—

Earnings as adjusted	$411,713	$229,554	$256,724	$241,764	$231,897

Fixed Charges:	$52,849	$51,490	$57,976	$50,561	$47,683

Ratio of earnings as adjusted to total fixed charges	7.79	4.46	4.43	4.78	4.86